UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mulesoft, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.000025 per share

(Title of Class of Securities)

625207105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,073,737 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,073,737 shares of Class A Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,737 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8%(1)
12.	Type of Reporting Person (See Instructions) IN

[1]	Based on 74,905,453 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in MuleSoft, Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on November 2, 2017.

1.	Names of Reporting Persons Dragoneer Global GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,073,737 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,073,737 shares of Class A Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,737 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8%(2)
12.	Type of Reporting Person (See Instructions) OO

[2]	Based on 74,905,453 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed by the Company with the SEC on November 2, 2017.

1.	Names of Reporting Persons Dragoneer Global Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,073,737 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,073,737 shares of Class A Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,737 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8%(3)
12.	Type of Reporting Person (See Instructions) PN

[3]	Based on 74,905,453 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed by the Company with the SEC on November 2, 2017.

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,073,737 shares of Class A Common Stock
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,073,737 shares of Class A Common Stock
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,073,737 shares of Class A Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8%(4)
12.	Type of Reporting Person (See Instructions) IA

[4]	Based on 74,905,453 shares of Class A Common Stock outstanding as of October 31, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed by the Company with the SEC on November 2, 2017.

AMENDMENT NO. 1 TO SCHEDULE 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the SEC by the Reporting Persons with respect to the Class A Common Stock of the Company on March 28, 2017 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for all Reporting Persons is:

One Letterman Dr., Bldg D, Ste M500

San Francisco, CA 94129

Item 4. Ownership

(a) through (c):

The information set forth in Rows 5 through 11 of the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Global Fund II, L.P. (“Fund”) holds a total of 2,073,737 shares of Class A Common Stock of the Company. Dragoneer Global GP II, LLC (“GP”) is the sole general partner of the Fund. Dragoneer Investment Group, LLC (the “Advisor”) is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and the investment adviser to the Fund. Marc Stad is the managing member of the Advisor and the GP. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Class A Common Stock of the Company held by the Fund.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

/s/ Marc Stad
Marc Stad

DRAGONEER GLOBAL GP II, LLC

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer

DRAGONEER GLOBAL FUND II, L.P.

By:	Dragoneer Global GP II, LLC, its General Partner

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer

DRAGONEER INVESTMENT GROUP, LLC

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer